August 3, 2022

Via EDGAR

Division of Corporation Finance

Office of Real Estate and Construction

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attention: Ms. Melanie Singh

Re:	Cottonwood Communities, Inc.

Registration Statement on Form S-4

File No. 333-266298

In accordance with Rule 461 under the Securities Act of 1933, Cottonwood Communities, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-4 in order that the Registration Statement shall become effective at 10:00 A.M. (EDT) on August 5, 2022, or as soon thereafter as practicable.

Please contact Laura Sirianni of DLA Piper LLP (US) via telephone at 919-786-2025 or via e-mail at laura.sirianni@us.dlapiper.com, with any questions about this acceleration request. In addition, please notify Ms. Sirianni when the delegated authority copy of the order of the Commission declaring the Registration Statement effective has been executed.

Very truly yours,

Cottonwood Communities, Inc.

By:	/s/ Enzio Cassinis
Name:	Enzio Cassinis
Title:	President